Exhibit 99.3

Results of Operations of Arqit Quantum Inc., (“Arqit” or the “Company”)

Comparison of the Six Months Ended March 31, 2025 and 2024

Revenue

Revenue decreased by $52 thousand from $119 thousand for the six months ended March 31, 2024 to $67 thousand for the six months ended March 31, 2025. The decrease was due to less revenue being recognized under customer contracts as Arqit continues to transition from primarily enterprise sales, for which revenue is recognized upfront, to sales through channel partners for which revenue is recognized over time as services are provided under the contract.

Other Income

Other income was $101 thousand for the six months ended March 31, 2025 representing grants received during the period, compared to nil for the six months ended March 31, 2024.

Administrative Expenses

Total administrative expenses increased by $1.2 million from $16.8 million for the six months ended March 31, 2024 to $18 million for the six months ended March 31, 2025. Lower staff expenses and a decrease in share based compensation as a result of fewer employees and reductions in property costs as a result of the termination of Arqit’s previous office lease arrangement during the six months ended March 31, 2025 were offset by foreign exchange expense increases during the period.

Change in Fair Value of Warrants

The change in fair value of warrants represents the difference in valuation of Arqit’s warrants as of March 31, 2025, compared with the valuation as of September 30, 2024, which was non-cash loss of $1 thousand for the six months ended March 31, 2025, compared with a non-cash loss of $1 thousand for the six months ended March 31, 2024.

Finance Costs

Finance costs decreased by $114 thousand from $140 thousand for the six months ended March 31, 2024 to $26 thousand for the six months ended March 31, 2025. The decrease was primarily due to the termination of Arqit’s previous office lease arrangement during the six months ended March 31, 2025.

Finance Income

Finance income decreased by $108 thousand from $674 thousand for the six months ended March 31, 2024 to $566 thousand for the six months ended March 31, 2025. The decrease was primarily due to a decrease in interest earned during the period.

Discontinued Operations

During the six months ended March 31, 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as “held for sale, the satellite assets were fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” $ 31.5 million was for the six months ended March 31, 2024. A “profit from discontinued operations, net of tax” of $91 thousand was recognized in the six months ended March 31, 2025, representing residual grant income from satellite operations and proceeds from the disposal of some satellite assets.

Liquidity and Capital Resources

Arqit began to generate revenue from its principal business operations which is the provision of cybersecurity services, in the fiscal year ended September 30, 2021. Arqit will continue to incur net losses in accordance with its operating plan as it further develops the commercialization of its products.

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) completion of the business combination in September 2021, (2) sales of ordinary shares under its ATM Program (as defined below) and (3) sales of ordinary shares in registered direct offerings in February 2023, September 2023, September 2024 and October 2024. Historically, Arqit also funded its operations from capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the completion of the business combination in September 2021. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In January 2025, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $75.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. In the six months ended March 31, 2025, Arqit issued 718,796 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $15 million.

In September 2024, Arqit entered into a registered direct offering in which it sold 5,440,000 ordinary shares at an offering price of $2.50 per share. In a concurrent private placement, Arqit issued unregistered warrants to purchase up to 5,440,000 shares at an exercise price of $2.50 per share, exercisable only upon the later of (i) one year from the issuance date, (ii) the date of the approval by the Company’s shareholders of an increase in authorized capital sufficient to permit the issuance of the shares issuable upon exercise of the September 2024 Investor Warrants and (iii) the date that the closing trading price of the Ordinary Shares on the Nasdaq Capital Market has exceeded $5.00 for 60 consecutive trading days. The warrants will be exercisable for a period of one year following the Exercise Date. The Warrants will terminate on the earlier of (x) 5:00 p.m. (New York City time) on the last day of the exercise period or (y) 5:00 p.m. (New York City time) on the date falling five years after the date of issuance. The investors in the September 2024 offering were existing shareholders Heritage Assets SCSP, Ropemaker Nominees Limited, Carlo Calabria and Garth Ritchie.  Arqit director Manfredi Lefebvre d’Ovidio has shared investment and voting power over the shares held by Heritage Assets SCSP, Arqit director Stephen Chandler is on the investment committee of Notion Capital Managers LLP, which is the beneficial owner of the Arqit shares held by Ropemaker Nominees Limited, and Carlo Calabria and Garth Ritchie are both Arqit directors. In the six months ended March 31, 2025, Arqit did not issue shares from a registered direct offering.

Cash Flows Summary

Cash Flows Used in Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. During the six months ended March 31, 2025 cash used in operating activities was $12.5 million. During the six months ended March 31, 2024 cash used in operating activities was $22.7 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges, impairment charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash generated in investing activities was $0.3 million for the six months ended March 31, 2025, compared with net cash used $0.4 million for the six months ended March 31, 2024. This increase was primarily attributed to a reduction in capital expenditure on intangible assets.

Cash Flows Generated from Financing Activities

Net cash generated from financing activities was $18.2 million for the six months ended March 31, 2025, compared with $0.1 million for the six months ended March 31, 2024. Net cash provided by financing activities for the six months ended March 31, 2025 was primarily related to proceeds from shares issued in connection with a registered direct offering and sales under the ATM Program during the period, and government grants being offset by lease costs. Net cash provided by financing activities for the six months ended March 31, 2024 was primarily related government grants being offset by lease costs.